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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Ugly Duckling Corporation

(Name of Issuer)

Common Stock, $.00l par value

(Title of Class of Securities)

903512 10 1

(CUSIP Number)

Christopher D. Johnson, Esq.
Squire, Sanders & Dempsey, LLP
40 North Central Avenue, Suite 2700
Phoenix, AZ 85004
(602) 528-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 1, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 903512 10 1

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

Ernest C. Garcia II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions):

PF, 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

United States of America

7. Sole Voting Power:

Number of

7,482,200 (includes options to purchase 40,000 shares)

Shares

8. Shared Voting Power:

Beneficially

-0-

Owned by

9. Sole Dispositive Power:

Each

7,482,200 (includes options to purchase 40,000 shares)

Reporting

10. Shared Dispositive Power:

Person With

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,482,200 (includes options to purchase 40,000 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):

60.8%

14.	Type of Reporting Person (See Instruction):

IN

Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Schedule 13D statement (the “Schedule 13D”), dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, Amendment No. 2 dated October 30, 2000, Amendment No. 3 dated November 16, 2000, Amendment No. 4 dated January 31, 2001, Amendment No. 5 dated March 5, 2001, Amendment No. 6 dated April 16, 200l and Amendment No. 7 dated September 24, 2001, relating to the shares of common stock, $.00l par value per share (the “Common Stock”), of Ugly Duckling Corporation (the “Company”) is hereby amended (this “Amendment No. 8”) to update certain information regarding Ernest C. Garcia II. Except as expressly set forth in this Amendment No. 8, all information in the Schedule 13D remains unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds or loan proceeds in the aggregate amount of approximately $11,729,201. In the future, Mr. Garcia (either alone or in combination with any interested parties, which could include members of the Company’s executive management) may purchase additional shares of Common Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)     Mr. Garcia beneficially own an aggregate of 7,482,200 shares, approximately 60.8%, of the outstanding Common Stock of the Company consisting of: (i) 7,442,200 shares owned directly by Mr. Garcia; and (ii) 40,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b)     Mr. Garcia has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

(c)     Mr. Garcia has effected the following transactions in securities of the Company within the last 60 days:

•	On November 1, 2001, Mr. Garcia acquired 360,000 shares of Common Stock at $2.51 per share in an open market transaction.

•	On November 8, 2001, Mr. Garcia acquired 215,100 shares of Common Stock at $2.51 per share in an open market transaction.

(d)     Not applicable.

(e)     Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

* 1.	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation.

* 2.	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation.

* 3.	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

* 4.	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

* 5.	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia II and Ugly Duckling Corporation.

* 6.	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

* 7.	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

* 8.	Merger Proposal, dated April 16, 2001, from Ernest C. Garcia II to the Board of Directors of Ugly Duckling Corporation.

+ 9.	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.

*	Indicates previously filed with the Schedule 13D, as amended.

+	Previously filed on Amendment No. 1 to Schedule 13E-3 filed by Ernest C. Garcia II on October 31, 200l.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 200l Date

/s/ Ernest C. Garcia II Ernest C. Garcia II

EXHIBIT INDEX

*1	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L. P., Ernest C. Garcia II and Cygnet Capital Corporation.

*2	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L. P., Ernest C. Garcia II and Cygnet Capital Corporation.

*3	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

*4	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

*5	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia II and Ugly Duckling Corporation

*6.	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

*7.	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

*8.	Merger Proposal, dated April 16, 2001, from Ernest C. Garcia II to the Board of Directors of Ugly Duckling Corporation.

+9.	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.

*	Indicates previously filed with the Schedule 13D, as amended.

+	Previously filed on Amendment No. 1 to Schedule 13E-3 filed by Ernest C. Garcia II on October 31, 2001.